

August 14, 2015

Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

      Re: OptiLeaf, Incorporated
              Amendment No. 4 to Registration Statement on Form S-1
              Filed July 22, 2015
              File No. 333-202003

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comments. Where we refer to prior comments we are referring to our letter dated July 14, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Page

1.   We note your response to prior comment 1, however, the proposed maximum aggregate offering price does not appear to reconcile with the revised per share price. Please revise or advise.

Disclosure Regarding Certain Interests of Professionals, page 28

2.   We reissue prior comment 4 in part, insofar as you have not disclosed here the number of shares beneficially held by Mr. Byrd that are included for resale in this registration statement. Please provide this information as previously requested.

Notes to the Financial Statements, page F-7

3.   Please revise to disclose the date through which subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

Financial Statements, page F-11

4.   We note that you have provided financial statements as of March 31, 2015. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies and
                                        Services

cc: James S. Byrd, Jr., Esq.
        Byrd & Byrd, PL